SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2006

Matav Cable Systems Media Ltd. (Translation of registrant’s name into English)

42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

30 May 2006	Matav - Cable Systems Media Ltd. (Registrant) By: /s/ Meir Srebernik —————————————— Meir Srebernik Chief Executive Officer

Print the name and title of the signing officer under his signature

MATAV – CABLE SYSTEMS MEDIA LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2006

UNAUDITED

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED BALANCE SHEETS

	March 31,		December 31,
	2006	2005	2005
	Unaudited		Audited
	Reported NIS in thousands

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	605	1,157	13,184
Short-term deposit	21,637	50	27,196
Trade receivables	83,222	78,807	74,699
Other accounts receivable	16,472	21,767	20,381

	121,936	101,781	135,460

LONG-TERM INVESTMENTS AND RECEIVABLES:
Investments in affiliates	57,673	117,992	*) 51,384
Investment in other companies	46,934	-	*) 46,934
Investment in limited partnerships	669	1,629	669
Rights to broadcast films and programs	22,576	34,887	23,918
Other receivables	318	597	317

	128,170	155,105	123,222

FIXED ASSETS, NET	811,964	825,090	814,408

OTHER ASSETS, NET	2,425	2,933	2,525

	1,064,495	1,084,909	1,075,615

*)     Reclassified.

The accompanying notes are an integral part of the interim consolidated financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED BALANCE SHEETS

	March 31,		December 31,
	2006	2005	2005
	Unaudited		Audited
	Reported NIS in thousands

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Credit from banks and others	561,256	469,564	551,742
Current maturities of debentures	34,751	33,904	34,596
Trade payables	93,943	112,516	105,187
Jointly controlled entity - current account	23,210	18,265	15,648
Other accounts payable	108,438	210,009	101,525

	821,598	844,258	808,698

LONG-TERM LIABILITIES:
Loans from banks and others	76,036	100,940	75,464
Debentures	-	33,220	-
Deferred taxes	4,695	-	4,695
Customers' deposits for converters, net	15,436	19,251	16,074
Accrued severance pay, net	3,591	2,716	3,327

	99,758	156,127	99,560

SHAREHOLDERS' EQUITY	143,139	84,524	167,357

	1,064,495	1,084,909	1,075,615

The accompanying notes are an integral part of the interim consolidated financial statements.

May 25, 2006 —————————————— Date of approval of the financial statements	—————————————— Meir Srebernik Chairman of the Board and CEO	—————————————— Tal Peres Chief Financial Officer

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended March 31,		Year ended December 31,
	2006	2005	2005
	Unaudited		Audited
	Reported NIS in thousands (except per share amounts)

Revenues	139,131	137,464	542,968

Operating expenses:
Depreciation and amortization	34,641	34,935	141,795
Other operating expenses	91,640	83,185	339,765

Total operating expenses	126,281	118,120	481,560

Gross profit	12,850	19,344	61,408

Selling, marketing, general and administrative expenses:
Selling and marketing expenses	11,717	14,618	53,318
General and administrative expenses	10,194	9,566	*) 42,487

	21,911	24,184	95,805

Operating loss	(9,061)	(4,840)	(34,397)
Financial expenses, net	(12,146)	(11,796)	(50,645)
Other income, net	17	143	153,526

Income (loss) before taxes on income	(21,190)	(16,493)	68,484
Taxes on income	36	46	(6,736)

Income (loss) after taxes on income	(21,226)	(16,539)	75,220
Equity in earnings (losses) of investees, net	(3,144)	3,282	(6,000)

Net income (loss)	(24,370)	(13,257)	69,220

Net earnings (loss) per NIS 1 par value of Ordinary share (in
NIS):

Net earnings (loss) basic	(0.81)	**) (0.44)	**) 2.29

Net earnings (loss) diluted	(0.81)	**) (0.44)	**) 2.28

*)       Restated, see Note 2b(4).
**)     Restated, see Note 2b(2).

The accompanying notes are an integral part of the interim consolidated financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Three months ended March 31, 2006 (unaudited)
	Share capital		Additional paid-in capital	Deferred compensation	Accumulated deficit	Total
	Number of shares	Amount
		Reported NIS in thousands

Balance at the beginning of the period (audited)	30,223	48,901	375,538	*) 354	*) (257,436)	167,357

Amortization of deferred compensation related to
employee options grants	-	-	-	152	-	152
Net loss	-	-	-	-	(24,370)	(24,370)

Balance at the end of the period	30,223	48,901	375,538	506	(281,806)	143,139

*)    Restated, see Note 2b(4).

	Three months ended March 31, 2005 (unaudited)
	Share capital		Additional paid-in capital	Accumulated deficit	Total
	Number of shares	Amount
		Reported NIS in thousands

Balance at the beginning of the period (audited)	30,221	48,899	375,538	(326,656)	97,781

Net loss	-	-	-	(13,257)	(13,257)

Balance at the end of the period	30,221	48,899	375,538	(339,913)	84,524

The accompanying notes are an integral part of the financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Year ended December 31, 2005 (audited)
	Share capital		Additional paid-in capital	Deferred compensation	Accumulated deficit	Total
	Number of shares	Amount
		Reported NIS in thousands

Balance at the beginning of the year	30,221	48,899	375,538	-	(326,656)	97,781

Amortization of deferred compensation related to
employee options grants	-	-	-	*) 354	-	354
Exercise of stock options by employees	2	2	-	-	-	2
Net income	-	-	-	-	*) 69,220	69,220

Balance at the end of the year	30,223	48,901	375,538	354	(257,436)	167,357

*)     Restated, see Note 2b(4).

The accompanying notes are an integral part of the interim consolidated financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,		Year ended December 31,
	2006	2005	2005
	Unaudited		Audited
	Reported NIS in thousands

Cash flows from operating activities:

Net income (loss)	(24,370)	(13,257)	*) 69,220
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities (a)	28,253	**) 37,975	*),**) (91,298)

Net cash provided by (used in) operating activities	3,883	24,718	(22,078)

Cash flows from investing activities:

Investment in short-term deposits, net	5,559	-	(27,146)
Investment by granting loans to Hot Telecom	(9,433)	(10,360)	(51,820)
Investment in limited partnerships	-	-	(12)
Investment in other company	-	-	(27,656)
Purchase of fixed assets	(25,827)	**) (41,928)	**) (150,992)
Proceeds from sale of investment in affiliate, net	-	-	244,249
Proceeds from sale of fixed assets	31	85	112
Grant of long-term loan for the purchase of fixed assets	-	-	277
Proceeds from receivable in respect of the settlement
regarding the Hop Channel	3,727	-	-
Issuance of capital note and long-term account with affiliate	-	-	(142)

Net cash used in investing activities	(25,943)	(52,203)	(13,130)

Cash flows from financing activities:

Exercise of stock options into shares by employees	-	-	2
Repayment of long-term loans from banks and others	(131)	(94)	(27,816)
Redemption of debentures	-	-	(34,585)
Short-term credit from banks, net	9,612	4,486	86,541

Net cash provided by financing activities	9,481	4,392	24,142

Decrease in cash and cash equivalents	(12,579)	(23,093)	(11,066)
Cash and cash equivalents at beginning of period	13,184	24,250	24,250

Cash and cash equivalents at end of period	605	1,157	13,184

*)       Restated, see Note 2b(4).
**)     Reclassified.

The accompanying notes are an integral part of the interim consolidated financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three months ended March 31,		Year ended December 31,
		2006	2005	2005
		Unaudited		Audited
		Reported NIS in thousands

(a)	Adjustments to reconcile net income (loss) to net cash
	provided by (used in) operating activities:

	Income and expenses not involving cash flows:

	Equity in losses (earnings) of investees, net	3,144	(5,896)	3,434
	Depreciation and amortization	34,709	35,204	158,440
	Deferred taxes, net	-	2,566	(19,286)
	Increase in accrued severance pay, net	264	233	844
	Loss (gain) from:
	Changes in shareholding in affiliate (including from
	sale of affiliate shares)	-	-	(164,647)
	Sale of fixed assets	(22)	10	6
	Linkage differences on debentures	155	(82)	1,975
	Linkage differences on long-term loans from banks and
	others and accounts receivable, net	604	(680)	1,692
	Amortization of deferred compensation related to
	employee options grants	152	-	*) 354

		39,006	31,355	(17,188)

	Changes in operating asset and liability items:

	Decrease (increase) in trade receivables	(8,523)	(3,349)	759
	Decrease (increase) in other accounts receivable	182	(1,757)	(371)
	Decrease (increase) in rights to broadcast films and
	programs (including amortization of investment in
	limited partnerships)	1,342	(8,378)	3,590
	Increase (decrease) in trade payables	(17,591)	**) 15,479	**) 5,035
	Increase (decrease) in jointly controlled entity -
	current accounts	7,562	153	(2,464)
	Increase (decrease) in other accounts payable	6,913	5,500	(76,454)
	Decrease in customers' deposits for converters, net	(638)	(1,028)	(4,205)

		(10,753)	6,620	(74,110)

		28,253	37,975	(91,298)

(b)	Non-cash activities:

	Purchase of fixed assets on credit	27,375	**) 18,588	**) 20,852

*)       Restated, see Note 2b(4).
**)     Reclassified.

The accompanying notes are an integral part of the interim consolidated financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	–	GENERAL

a.	These financial statements have been prepared in a condensed format as of March 31, 2006, and for the three months then ended (“interim financial statements”). These financial statements should be read in conjunction with the Company’s audited annual financial statements and accompanying notes as of December 31, 2005 and for the year then ended.

b.	The financial conditions and operating results of the Company

Over the recent years, the Company incurred operating losses due to the intensified competition in the cable TV and the broadband access market. The Company financed its operating activities (mainly investments in infrastructure, network, customer premises equipment and investments in Hot Telecom), among others, by its own sources (cash flow from operating activities), short-term borrowings from banks and proceeds derived from the sale of Partner’s shares in 2002, 2003 and 2005 (in 2005, the Company sold a substantial part of its investment in Partner in consideration of approximately NIS 250 million, so that as of March 31, 2006, the Company holds approximately 1.2% of Partner’s shares). The Company therefore has a working capital deficiency of approximately NIS 700 million (which was mainly financed by short-term borrowings from banks).

In 2005, the Company incurred operating losses due to several principal reasons which include, among others, aggravation of the competition in the cable TV market which caused loss of subscribers and decrease in average revenue per subscriber, increase in expenses relating to customer service and increase in operating expenses as a result of new services that the Company launched (such as VOD). In the reported period the loss of subscribers was decreased and the average revenue per TV subscriber was increased. The Company’s management estimates that the continuance of launching a service package which integrates cable TV, internet and telephony (Triple Play Strategy) concurrently with a substantial investment in infrastructure and network (including investments in telephony that are made through Hot Telecom) will, in the future, stimulate growth in revenues and in the Company’s share in the communication market in Israel and achieve in the future a considerable improvement in the Company’s operating income.

The Company’s management is examining different financing sources (banks and others) in order to finance its working capital deficiency and investments that are needed for its current and planned activities and for the activity of Hot Telecom.

In furtherance to the above, the Company signed agreements that settle the validity of the banks’ credit facilities, according to which the banks granted the Company short-term credit facilities (including documentary credit) up to a total amount of approximately NIS 524 million that is until June 30, 2007 provided that none of the events specified in the above agreements occurs.

As of March 31, 2006, the banks provided the Company with short-term credit in the amount of approximately NIS 491 million (out of the above credit facility).

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	–	GENERAL (Cont.)

In view of all of the aforesaid, the Company believes that in the future it will be able to either renew or repay all of its liabilities when due, including by raising external capital from either bank or other financial sources. In addition, the Cable Companies have agreed on a Term Sheet with the banks (the “Term Sheet”), which was not yet signed, and which was agreed in the context of the execution of a legal merger between the Cable Companies (see Note 3), and which contains the principal terms of the future Credit Facility of the merged company. Pursuant to the Term Sheet it was agreed that the merged company will not repay its bank credit (of approximately NIS 3.1 billion) before the year 2009 and that additional credit of approximately NIS 640 million for future funding needs of the merged company will be granted to the merged company, if and when the merger is consummated.

c.	Delisting the Company’s shares from the stock exchange in the U.S.

In February 2006, the Company announced its intention to voluntarily delist its ADS from the NASDAQ, a process which is expected to take place no later than by June 2006.

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES

a.	The interim financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in Accounting Standard No. 14 of the Israel Accounting Standards Board and in accordance with the Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

The significant accounting policies and methods of computation followed in the preparation of the interim financial statements are identical to those followed in the preparation of the latest annual financial statements, except as described in b below.

b.	Initial adoption of new Accounting Standards:

1.	Initial adoption of Accounting Standard No. 20 (Revised) regarding the accounting for goodwill and intangible assets upon acquisition of investee:

On January 1, 2006, the Company adopted the provisions of Accounting Standard No. 20 (Revised), “Accounting for Goodwill and Intangible Assets upon Acquisition of Investee” (“the Standard”), of the Israel Accounting Standards Board. The Standard prescribes the accounting treatment of goodwill and intangible assets upon the acquisition of a subsidiary and an investee which is not a subsidiary, including a company under joint control.

The initial adoption of the Standard had no material effect on the interim financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Initial adoption of Accounting Standard No. 21 regarding earnings per share:

On January 1, 2006 (“the effective date”), the Company adopted the provisions of Accounting Standard No. 21, “Earnings per Share” (“the Standard”) of the Israel Accounting Standards Board. The Standard prescribes the principles for the computation and presentation of earnings (loss) per share in the financial statements and supersedes Opinion No. 55 of the Institute of Certified Public Accountants in Israel.

According to the Standard, earnings per share are computed based on the number of ordinary shares (and not per NIS 1 par value of the shares as computed until the effective date). Basic earnings per share include only shares which are outstanding during the period whereas convertible securities (such as convertible debentures and options) are only included in the computation of diluted earnings per share, in contrast to the principles applied until the effective date according to which in cases where a convertible security is likely to be converted, it is included in the computation of basic earnings per share. In addition, convertible securities which are converted during the period are included in diluted earnings per share up to the date of conversion and are included in basic earnings per share from that date. Pursuant to the Standard, options are included in diluted earnings when their exercise results in the issuance of shares for a consideration which is less than the market price of the shares. The amount of dilution is the market price of the shares minus the amount that would have been received as a result of the conversion of the options into shares. This is in contrast to the method of computation prescribed by Opinion No. 55, which also included adjustments to earnings.

The investor’s share of earnings of an investee is included based on the earnings per share of the investee multiplied by the number of shares held by the investor.

As a result of the initial adoption of the provisions of the Standard, the comparative data of earnings per share relating to previous periods have been restated.

3.	Initial adoption of Accounting Standard No. 22 regarding financial instruments: disclosure and presentation:

On January 1, 2006 (“the effective date”), the Company adopted the provisions of Accounting Standard No. 22, “Financial Instruments: Disclosure and Presentation”(“the Standard”) of the Israel Accounting Standards Board. The Standard prescribes principles for the presentation and disclosure of financial instruments and supersedes Opinions No. 48 and 53 of the Institute of Certified Public Accountants in Israel.

The initial adoption of the Standard had no material effect on the interim financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

4.	Initial adoption of Accounting Standard No. 24 regarding share-based payment:

On January 1, 2006, the Company adopted the provisions of Accounting Standard No. 24, “Share-Based Payment” (“the Standard”) of the Israel Accounting Standards Board. The Standard prescribes rules for measurement and other requirements for three types of share-based transactions:

a)	Equity-settled share-based payment transactions;
b)	Cash-settled share-based payment transactions;
c)	Share-based payment transactions which allow the entity or counterparty to choose the manner of settlement.

For equity-settled share-based payment transactions, the Standard is applicable to grants made subsequent to March 15, 2005, and which had not yet vested as of January 1, 2006. The Standard is also applicable to modifications that were made to the terms of equity-settled transactions subsequent to March 15, 2005, even if the modifications relate to grants that were made before this date. In the financial statements for 2006, comparative data in the financial statements for 2005 are to be restated in order to reflect the expense relating to the aforementioned grants.

The Standard applies to all transactions in which a share-based payment is made in respect of purchase of goods or services, including transactions with employees or other parties that must be settled using the Company’s equity instruments or in cash. Concurrently with the recording of an expense in the statement of income, shareholders’ equity is increased when the share-based payment transaction is settled in equity instruments, or a liability is recorded when the transaction is settled in cash.

As a result of the initial adoption of the provisions of the Standard:

a)	The Company recorded for the three months ended March 31, 2006, an expense in the statement of operations and a corresponding increase in shareholders’ equity (deferred compensation) in the amount of approximately NIS 152 thousand.

b)	The Company restated its financial statements for the year ended December 31, 2005, in order to retroactively reflect the effect of the change in accounting treatment of share-based payment transactions with employees to be settled using the Company’s equity instruments, and which had been granted subsequent to March 15, 2005 and had not vested as of December 31, 2005 or which had been granted prior to March 15, 2005 but whose terms were subsequently modified.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Following is the effect of the changes on the financial statements:

Balance Sheet:

	December 31, 2005
	As previously reported	The change	As presented in these financial statements
	Reported NIS in thousands

Deferred Compensation	-	354	354

Accumulated Deficit	(257,082)	(354)	(257,436)

Statement of income:

	Year ended December 31, 2005
	As previously reported	The change	As presented in these financial statements
	Reported NIS in thousands

General and administrative expenses	42,133	354	42,487

Income before taxes on income	68,838	(354)	68,484

Net income	69,574	(354)	69,220

5.	Initial adoption of Accounting Standard No. 25 regarding revenues:

On January 1, 2006, the Company adopted the provisions of Accounting Standard No. 25, “Revenues” (“the Standard”) of the Israel Accounting Standards Board. The Standard deals with the recognition of revenue from three types of transactions: sale of goods, rendering of services and revenue from interest, royalties and dividends and prescribes the required accounting treatment (principles of recognition, measurement, presentation and disclosure) regarding these three types of transactions.

The initial adoption of the Standard had no material effect on the interim financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Following are data regarding the exchange rate of the U.S. dollar:

As of	Exchange rate of U.S. dollar
N I S

March 31, 2006	4.665
March 31, 2005	4.361
December 31, 2005	4.603

Change during the period	%

March 2006 (three months)	1.3
March 2005 (three months)	1.2
December 2005 (12 months)	6.8

NOTE 3:	–	THE LEGAL MERGER BETWEEN THE CABLE COMPANIES

The Company entered on May 8, 2006 into an agreement with the Israeli Cable Operators, namely the group led by Golden Channels G.P., and the group led by Tevel International Telecommunications Ltd., for the purchase by the Company, directly or indirectly, of all of the outstanding shares, partners’ rights, or assets and liabilities of each of the entities constituting the groups (the “Acquisition”).

In consideration for the above Acquisition, the Company will assume, directly or indirectly, the financial liabilities bank credit and working capital of the entities constituting the groups as of December 31, 2005 in an aggregate amount of approximately NIS 3.1 billion, and will issue approximately 45,600,000 shares to the groups’ direct or indirect owners, constituting approximately 60% of Matav’s outstanding shares following the completion of the transaction. Accordingly if the transaction is completed, the holdings of Matav’s existing shareholders will be diluted.

Following the completion of the transaction, the Company’s ordinary shares will be held by the direct and indirect owners of the entities constituting the groups, in direct proportion to the number of television subscribers of each of the entities, as of September 30, 2005, based on an attribution of financial debt of NIS 4,037.5 per subscriber.

The largest shareholders of the Company following the closing of the transaction will be the Fishman Group, Yedioth Communications Ltd., Delek Investments and Properties Ltd., and Bank Leumi Le’Israel Ltd.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	–	THE LEGAL MERGER BETWEEN THE CABLE COMPANIES (Cont.)

Since the Company’s financial debt, as of December 31, 2005, was lower than NIS 4,037.5 per subscriber, the Company will purchase from Tevel immediately prior to the closing of the transaction, approximately 124,300 of Tevel’s television subscribers in consideration for the sum of NIS 6,277.5 per subscriber for a total consideration of approximately NIS 780 million (the “Initial Acquisition”). The purchase of Tevel subscribers will be entirely funded through bank credit and other financial debt and will be effected retroactively as of January 1, 2006. The Initial Acquisition from Tevel will equalize the level of financial debt per television subscriber among the Company and the other groups. The approximate sum of NIS 3.1 billion in financial liabilities assumed by the Company as described above includes the additional debt to be assumed by Matav in order to purchase Tevel’s television subscribers.

The consideration in the Acquisition is based on the price agreed in the Initial Acquisition (NIS 6,277.5 per cable TV subscriber), and after giving effect to the Initial Acquisition, reflects a total purchase amount of NIS 4.2 billion.

The Acquisition will be effected retroactively as of January 1, 2006, such that the business operating results of the merged activity commencing as of that date will be attributed to the merged company. Since the Acquisition will be accounted for in the Company’s financial statements on the date upon which all the closing conditions are met (the “Acquisition Date”), the above mentioned will have an effect, perhaps significant, on the purchase price allocation (mainly goodwill).

The Acquisition is to be funded by a credit facility which is currently being negotiated by the Company and its banks, in accordance with certain agreed upon principles.

As part of the Acquisition Agreement signed in May 8, 2006, the Cable Companies and the banks agreed on a Term Sheet with the Banks (the “Term Sheet”) in connection with the financing of the Acquisition and the future funding requirements of the combined company (the “Credit Facility”). The Term Sheet contains the principal terms of the Credit Facility and provides that the parties will enter into a definitive agreement which will contain all of the final provisions of the Credit Facility, prior to the consummation of the Acquisition and which principally relates to the repayments and interests rates of the remaining original bank credit that existed in Matav prior to the Acquisition and the bank credit assumed by Matav in the course of the Acquisition, effective January 1, 2006. Described below are the principal terms of the Credit Facility, as set forth in the Term Sheet:

a.	As to a balance of a bank credit of NIS 2.4 billion – the principal shall be repaid commencing 2010 over 8 years (as agreed by the parties).

b.	As to a balance of a bank credit of NIS 600 million – the principal shall be repaid out of receipts from an issuance of debentures or shares on June 30, 2009, at the latest.

c.	As to a balance of a bank credit of NIS 130 million – the principal shall be repaid at the end of 12 years.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:- THE LEGAL MERGER BETWEEN THE CABLE COMPANIES (Cont.)

d.	As to credit facility of bank credit of NIS 640 million for future funding needs of the merged company, with:

1.	An availability period of 3 years.

2.	The facility will be repaid over six years from the third anniversary of the consummation of the Acquisition. No repayment will be due for the first three years.

The Credit Facility with the banks was not yet signed and is expected to include financial covenants, which were not yet agreed upon, in respect of the bank credit terms and its repayment date.

The Company’s largest shareholders following the Acquisition have agreed to entitle each other to certain rights of first refusal with respect to sales of the Company’s ordinary shares for a period of five years following the closing of the transaction.

The completion of the Acquisition is subject to various conditions precedents, including the completion of due diligence, the execution of a definitive agreement regarding the finance of the merged entity and the receipt of certain third party and regulatory approvals. The completion of the Acquisition is also subject to the approval of the shareholders of the Company and their approval of certain amendments to the Company’s Articles of Association, including with respect to the structure of the Company’s board. The transaction is also subject to the completion of certain actions by the parties necessary so that either the Fishman Group or Yedioth Communications Ltd will be the Company’s largest shareholder immediately following the closing of the transaction.

There is no assurance that these conditions will be satisfied or that the proposed Acquisition, or a similar transaction, will be consummated on these or any other terms.

The Acquisition will be accounted for in the Company’s financial statements upon the Acquisition Date.

The Company submitted a Proxy statement on May 24, 2006 furnished to the holders of the Company’s shares and American Depositary shares in connection with the approval of the Acquisition Agreement.

NOTE 4:	–	INVESTMENT IN BARAK

a.	On April 2006, Matav Investments received a notice from Barak in which Barak notifies Matav Investments of its right to participate in the contemplated issuance of shares in Barak. The notice was issued following the execution of an agreement by and among Barak, Clal and S.H. Sky Management L.P, a private equity fund (“Sky”) (“the Investment Agreement”). The Investment Agreement, under which a total amount of $ 35 million shall be invested in Barak (as stipulated in the Investment Agreement, including investment through convertible debenture), is subject to several conditions precedent.

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	–	INVESTMENT IN BARAK (Cont.)

According to the said notice, Matav Investments had to respond to such notice, within 15 days from the date of the notice, and notify whether or not it wishes to participate in the investment. The said 15- day notice has lapsed and Matav Investments has not responded to the notice.

As of the date of the financial statements, the conditions precedent to the completion of the Investment Agreement, have not been met in full, and therefore the investment has not yet been completed.

In case the Investment Agreement shall be completed, then, following the completion of the contemplated investment in the issued share capital of Barak, Matav’s Investments percentage interest in Barak shall be diluted to approximately 12.6% of the issued share capital in Barak, and following the conversion of the debenture – to approximately 8.8% of the issued share capital in Barak.

b.	Matav Investments was granted, in the Agreement, a Put option to sell all of its shares in Barak to Clal in consideration of approximately $ 6 million (which bears interest at the rate of 5% per anum from the effective date). The option is exercisable by September 30, 2006. Concurrently, Clal was granted a Call option to purchase all of the shares of Barak held by Matav Investment in consideration of approximately $ 7 million (which bears interest at the rate of 5% per anum from the effective date). The option is exercisable by September 30, 2006. In February 2006, against obtaining bank credit, the Company pledged its contractual entitlements to amounts in connection with the said Call and Put options.

NOTE 5:	–	CONTINGENT LIABILITIES

a.	Claims and petitions for approval of class actions

1.	On August 28, 2002, a lawsuit and motion to approve the claim as a class action were filed with the Tel-Aviv Jaffa District Court against the Cable Companies on behalf of the residents of peripheral settlements. The claim is for indemnification in respect to these settlements not being connected to the cable networks within six years of the date on which the former franchises were granted. The plaintiffs are seeking that the Company and the other Cable Companies pay compensation to all of the members of the class action, if approved as a class action. In accordance with the lawsuit, the Company’s share in this claim amounts to approximately NIS 141 million. The plaintiffs contend that this amount does not include the alleged damages incurred after April 1999.

The Company and Golden Channels filed a motion to dismiss the suit without prejudice due to the dismissal of a lawsuit identical in substance to the aforementioned suit. The Company and Golden Channels filed a reply to the motion to approve the claim as a class action. The plaintiff’s request to join the hearing as creditors of Tevel was dismissed by the Court and the motion to approve the claim as a class action and the reply on behalf of the Cable Companies were amended accordingly. On January 29, 2006 a hearing was held in the matter of the motion to dismiss the suit. The Court determined that the motion for dismissal of the suit without prejudice will be heard together with the motion to approve the claim as a class action.

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:	–	CONTINGENT LIABILITIES (Cont.)

According to the opinion of the Company’s management, based on the opinion of its legal counsel, it is not possible to estimate the chances of the claim. Therefore, no provision was recorded in respect to the aforesaid claim in the Company’s financial statements.

2.	On December 3, 2002, a lawsuit and motion to approve the claim as a class action were filed with the Tel-Aviv Jaffa District Court by seven plaintiffs, representing about 1,050,000 subscribers of the Cable Companies.

According to the claim, the Cable Companies violated the terms of the approval of the Council for the transmission of the pay sport channel (offered to subsidiaries through the Tiering services) since the Company and the other Cable Companies did not maintain certain programs in the original sport channel which was part of the basic package offered to subscribers. The plaintiffs requested the Court to instruct all three Cable Companies to compensate the subscribers by a total amount of approximately NIS 302 million (as of the date the claim was filed) and by an additional amount of NIS 25.2 million for each month from the date the claim was filed until a ruling is rendered by the Court. The Company’s proportionate share based on the subscribers ratio is estimated at approximately NIS 80 million, in addition to a monthly amount of approximately NIS 6.7 millions accumulating from the date the claim was filed until a ruling is rendered.

On May 27, 2004, the Court denied the motion to approve the claim as a class action. On July 5, 2004, the plaintiffs submitted an appeal to the Supreme Court. Following an amendment to the Consumer Law and the consent of the parties the Supreme Court ordered that the District Court shall rule in the matter of the motion to approve the claim as a class action, thus, without prejudice to the parties’ claims.

In December 2005, the plaintiffs filed a revised motion to approve the claim as a class action against the Company and Golden Channels, jointly and severally. The claim according to the revised motion (which is not against Tevel) totals approximately NIS 199 million and approximately NIS 16.6 million for each month from December 3, 2002 and thereafter. On April 11, 2006,a response to the revised motion was filed on behalf of the Company. A hearing is set for June 13, 2006.

According to the opinion of the Company’s management, based on the opinion of its legal counsels, it is not possible to estimate the chances of the claim. Therefore, no provision was recorded in respect to the aforesaid claim in the Company’s financial statements.

3.	On May 18, 2006 a class action lawsuit was filed in the District Court of Tel Aviv- Jaffa against the Cable Companies claiming damages incurred from the telephone interconnect transmission failures. Bezeq- Israel Communications Corporation Ltd. was also named as a defendant in the lawsuit due to its role in the transmission failure. The lawsuit claims damages on behalf of all subscribers in the aggregate amount of approximately NIS 100 million. The Company is in the initial stage of reviewing and evaluating this lawsuit.

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:	–	CONTINGENT LIABILITIES (Cont.)

Due to the preliminary stages of this proceeding and due to the fact that the Company’s management has not yet examined the aforementioned lawsuit and its consequences, it is not possible at this stage to estimate the outcome of this lawsuit.

4.	On May 22, 2006, a lawsuit and motion to approve the claim as a class action were filed with the District Court of Nazerath against the Company. The lawsuit challenges the legitimacy of the basic cable television subscription package offered by the Company to its subscribers since the early 1990s, claiming that it violates the terms of the Company’s initial cable franchise. The lawsuit claims that the initial cable franchise permitted the Cable Companies to offer only a basic subscription package in the “tiering” system at a certain fixed price, and that the Council for the Cable and Satellite Broadcasting subsequently approve a more expansive basic package (known as “Super Basic”) for a higher fixed price. The lawsuit also asserts, among other things, that the Council was not authorized to approve this change and therefore this change is void. The lawsuit claims damages on behalf of 300,000 of the Company’s cable subscribers over a 15 year period based on the difference in price between the initial package and the expanded Super Basic package, for an aggregate amount of approximately NIS 4.9 billion, and request a court order requiring the Company to offer a more subscription package at a lower price. The Company is in the initial stage of reviewing and evaluating this lawsuit.

Due to the preliminary stages of this proceeding and due to the fact that the Company’s management has not yet examined the aforementioned lawsuit and its consequences, it is not possible at this stage to estimate the outcome of this lawsuit.

5.	To the best of the Company’s management knowledge on March 1, 2006, the Knesset approved the Law for Class Actions, 2006 (the “Law”). The Law shall come into force upon its publication in the Government gazzette. The Law prescribes a general and uniform arrangement for filing class actions according to Israeli law and voids the specific arrangements in respect of class actions, which were anchored in several specific laws prior to the approval of the Law. The Law significantly expands, inter alia, the grounds for filing class actions, the list of plaintiffs, which are entitled to file a motion to approve a claim as a class action. Furthermore, the Law removes various procedural barriers for filing a motion to approve a claim as a class action. In the opinion of the Company’s management the publication of the Law, as detailed above, may increase the number of motions to approve as class action claims against the Group and may increase the Group’s legal exposure.

b.	Other claims

1.	On February 14, 2006 directors and script writers filed a claim against the cable companies alleging that the broadcast of certain contents specified in the claim, whilst refraining to pay royalties constitute a breach of their intellectual property. The aggregate amount of the claim is approximately NIS 1.7 millions (for the purpose of court fees). In addition, the plaintiffs filed a request for a temporary injunction that shall prohibit the cable companies to broadcast the said contents until a decision is rendered.

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:	–	CONTINGENT LIABILITIES (Cont.)

In March 2006 a response to the said request and a statement of defense were filed on behalf of the cable companies. In addition, the cable companies filed a statement of claim against the producers of the said contents claiming that to the extent the cable companies will be held liable towards the plaintiffs the producers will have to indemnify the cable companies for such liability. Within the response and the statement of defense the cable companies argue, inter alia, that they broadcast the said contents in accordance with the law and that they received the necessary permits to broadcast the contents and that the directors and script writers sold or transferred or rendered licenses to broadcast the contents to the producers, while the plaintiffs did not reserve any rights in the scripts and director work which was included in the final contents which are broadcasted. On April 6, 2006, a hearing was held with respect to the request for a temporary injunction was held. The parties rendered their consent (without prejudice to the allegations detailed in the claim against the producers) to the proposal set by the court, according to which the request shall be dismissed and that the court’s decision which shall be rendered in the matter of the claim shall be based upon the statements filed by the parties in addition to summations which the parties shall submit.

A preliminary hearing for the purpose of scheduling the procedure in respect of the claim which was filed by the cable companies against the producers is set for June 14, 2006.

According to the opinion of the Company’s management, based on the opinion of its legal counsels it is not possible, at this stage, to estimate the chances of the claim. Nevertheless, the Company’s management included in the financial statements a provision, which in its opinion reflects adequately the Company’s exposure in respect of this claim.

2.	On January 25, 2006, a third party filed with the Court a request to enforce an arbitration award (which was approved by the Court on May, 2006) and a request to appoint an arbitrator for the Cable Companies, including the Company. In the context of the claim, the third party argues that an amount of approximately NIS 15 – NIS 20 million is owed to it by the Cable Companies.

The Company’s management estimates, based on the opinion of its legal counsels, that the outcome of this proceeding will not result in material amounts, if any, to the Company and, accordingly, no provision has been recorded in the financial statements.

3.	The Company received a demand letter from the city council of Natanya, claiming that the construction works of the cable network performed by the Company, especially during the years 1992 – 1998, damaged the roads in Natanya.

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:	–	CONTINGENT LIABILITIES (Cont.)

According to the demand letter, and certain engineer opinion attached thereto (the “Opinion”), the works were performed negligently, in an unprofessional manner and in breach of contractual obligations of the Company. The engineer issuing the Opinion claims that in order to repair all the defaults and the damage, the entire cable network in the city of Natanya (approximately 250 kilometer), should be deepened to a depth of 150 centimeter below ground. Pursuant to the Opinion, the total cost of such works is NIS 41.6 million. The Company currently studies the issue and is preparing its response to the demand letter.

The Company’s management believes, based on the opinion of its legal counsels, that the chances that such demand to deepen the entire cable network in the city of Natanya, which demand is a significant part of the sum estimated in the demand letter be enforced (in the event that a lawsuit be filed) – are slim. With regard to all other claims of the Council, the Company is in a preliminary process of reviewing it, and therefore, it is not possible to estimate the chances of the claims. In view of the above, no provision has been recorded in the financial statement in respect of this claim.

c.	Claims against the Cable Companies and the indemnification settlement with Hot Vision

1.	On November 27, 2002, International Television Distribution (“Warner”) filed a lawsuit against Tevel in the District Court in California seeking, among others, a monetary compensation of approximately $ 17 million, contending that the agreement for the purchase of rights between Warner and Tevel was breached.

The Court in Israel determined that Warner’s claim cannot be materialized or enforced in the boundaries of the state of Israel. Warner appealed to the Supreme Court which on February 9, 2005 decided that although it believes that the prospects of Warner’s appeal to prevail are remote, the factual situation shall be irreversible if the stay of performance is not granted. In this context, the Court instructed that Tevel’s trustee reserve an amount of approximately $ 4 million in favor of Warner until a final decision in the appeal is given. The hearing in the appeal was scheduled for November 6, 2006.

Tevel’s management believes, based on the opinion of its legal counsels, that the chances of the appeal, as discussed above, are remote. In view of the above, no provision has been recorded in the financial statement in respect of this claim.

2.	On December 9, 2002, Warner filed a lawsuit against Golden Channels in the District Court in California seeking monetary compensation of approximately $ 25 million, contending breach of agreement for the purchase of content. On September 29, 2004, the District Court in California, ruled in favour of Warner. The District Court awarded Warner damages in the amount of approximately $ 19.3 million (excluding attorney fees) and rejected Golden Channels’ counterclaims in the matter. The said amount, including legal expenses, may reach approximately $ 21.7 million.

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:	–	CONTINGENT LIABILITIES (Cont.)

On March 7, 2005, Golden Channels filed a notice of appeal, pursuant to which, it appeals to the Unites States Court of Appeals for the Ninth Circuit from the Final Amended Judgment, including other prior orders and decisions granted by the Court.

On March 21, 2005, Warner filed a notice of cross appeal pursuant to which, it appeals to the United States Court of Appeals for the Ninth Circuit from the order of the District Court denying Warner’s motion to amend the judgment to add prejudgment interest, as reflected in the Final Amended Judgment, including all orders and decisions pertaining thereto that are or may be merged into the Final Amended Judgment.

On August 3, 2005, the opening brief in respect of the appeal was filed on behalf of Golden Channels.

On October 24, 2005, the Appellee’s Brief was filed on behalf of Warner. Warner withdrew the cross appeal which was filed on its behalf.

In January 2006, a response to the appeal mentioned above was submitted by Golden Channels.

As of the date of the financial statements, a decision in the appeal was not rendered.

3.	In June 2003, the Cable Companies and Hot Vision signed an agreement according to which the Cable Companies have agreed that they are committed, one towards the other, to jointly and fully finance through Hot Vision the amounts that Hot Vision may be liable to in respect of the claim between Tevel and Golden Channels and Warner (as detailed in 1 and 2 above) as regarding the purchase of content to channels “HOT 3" and “HOT Movies” (including the amounts of new guarantees provided to the major studios) and all expenses regarding legal proceedings, as defined in this agreement. The agreement stipulates, among other things, that each of the Cable Companies shall pay such expenses according to the relative share of each company in total subscribers in the market at that time. The commitments of the Cable Companies to Hot Vision, as above, may be revoked in the occurrence of events as detailed in the agreement (including upon the merger of the Cable Companies). The Company’s share in the above indemnification is about 26.6% of total amounts awarded in favor of Warner up to a maximal amount of approximately $ 5.8 million. Close to the filing of the claims mentioned in 1 and 2 above, Warner forfeited bank guarantees each in the amount of approximately $ 5 million which were provided by Tevel and Golden Channels.

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:- CONTINGENT LIABILITIES (Cont.)

The agreement further stipulates that the commitments of the Cable Companies shall be revoked in the following cases: (1) if the Cable Companies release Hot Vision in writing from its obligations under this agreement (2) if Tevel, Golden Channel and the Company merge into another cable company (the “Merged Company”) and the Merged Company assumes, in writing and without any condition, the commitments of all of the Cable Companies towards Hot Vision under this agreement even if Hot Vision is not released from all of its said obligations given that the Merged Company holds all of the issued share capital of Hot Vision and that its commitments cover all of Hot Vision’s obligations under the agreement.

In view of the abovementioned, the Company has made a provision in the financial statements for Warner’s claim (as detailed in 2 above) in the amount of approximately NIS 27 million which reflects its relative share in the amounts awarded in favor of Warner, including interest and linkage differences to the U.S. dollar.

NOTE 6:	–	SIGNIFICANT EVENTS

a.	In January 2006, Matav Investments and CableTek Ltd. (“CableTek”), a company controlled by an interested party in the Company, signed an agreement by virtue of which Matav Investments will purchase certain activities of CableTek in the field of the provision of cable TV services in a number of settlements in Judea and Samaria.

Several other agreements were also signed between the Cable Companies pursuant to which the purchased activities shall be held in trust for the Company as the combined cable company (ofter a full consummation of the Acquisition), with regard to the activities of the Cable TV services and for Hot Telecom with regard to purchased infrastructure. In the event that the Acquisition is not consummated, the acquired activities shall be transferred to a jointly held corporation of the Cable Companies and/or their shareholders. The closing of the transaction with CableTek is conditioned upon the occurrence of several conditions precedent (the significant of which include obtaining the approval of the Controller, which has already been granted, obtaining licenses from the civil administration in Judea and Samaria, obtaining the required approvals from the local councils of the relevant settlements and obtaining financing for the transaction from the bank which has a pledge in its favor over CableTek’s assets).

These conditions precedent have not been met in full as of the date of the signing of the financial statements. The transaction contemplates that CableTek’s cable TV subscribers, estimated at about 4,000, will be purchased at a price representing a price of $ 750 per subscriber. The consideration will be paid in respect of CableTek subscribers who will execute agreements with the buyer during an interim period of 60 days which may be extended up to six months period at the most. The agreement also defines a mechanism according to which, provided that certain conditions are fulfilled and subject to the completion of the merger of the Cable Companies, CableTek will be entitled to an additional consideration of up to $ 150 per each subscriber purchased in the transaction.

On March 16, 2006, the Company’s audit committee and Board and Matav Investments’general meeting approved the agreement.

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:	–	SIGNIFICANT EVENTS (Cont.)

b.	In March 2006, the Council for cable and satellite broadcasting notified the Cable Companies that the following changes had been made to the conditions for its approval of the merger of the Israeli cable companies: (i) the requirement that the unified entity fix a maximum subscriber fee for the basic packages (digital or analog), was cancelled; (ii) the requirement that at least 20% of the means of control of the broadcast companies be held by unrelated third parties, was delayed and will only apply in March 2007 unless certain conditions stipulated in the approval shall occur prior to that time (a detailed description of the nature of the structural separation and the conditions which must exist for it to occur, are provided in Item 4B of the Company’s 2004 Annual Report, Business Overview – “Government Regulation”); and (iii) the obligation requiring the cable companies to provide a guarantee of NIS 45 million to cover the obligations of the unified entity has been amended such that there will be no need for any additional guarantees in excess of the NIS 28.7 million that the Company provided to the Council as a guarantee for the Company’s compliance with the terms of the Company cable broadcast licenses, granted by the Council.

c.	Approval of the Israel Controller of Restrictive Business Practices:

On April 22, 2002, the Controller of Restrictive Business Practices (“the Controller”) granted an approval to the merger of the cable companies. The Controller’s approval (the “Approval”) to the merger is subject to terms and conditions and has been extended and amended from time to time. Following the cable companies’ letter dated January 1, 2006 in which the cable companies requested the termination and amendment of certain of the terms and conditions of the Approval, including the termination of the requirement that by no later than April 22, 2006, 20% of the means of control of the cable companies be held by unrelated third parties, the Controller informed the cable companies in a letter dated May 5, 2006, that having performed a preliminary examination of the request, it did not for the time being see any reason to terminate the means of control requirement. In its letter, the Controller further informed the cable companies that since it was still examining the said request and the April 22, 2006 dead-line had passed, it would not, for the time being, require the cable companies to comply with the requirement relating to the means of control.

On January 16, 2006, in response to a letter from the cable companies, in which it was argued that there was no need for an additional Approval, the Controller stated that based, among other things, on the current condition of the Cable Operators, they would not be required to submit a notice of merger to the Controller. Nevertheless, in its letter, the Controller stated that should the transaction not be consummated within a number of months, the Controller retained the right to re-examine its position.

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:	–	SUBSEQUENT EVENTS

a.	As part of its economic policy for 2006, in August 2005, the Israeli government adopted a resolution, to allow consumers, by no later than January 1, 2007, to purchase from a multi-channel television operator a basic package of services which will include connection to the infrastructure of such operator and reception of the Israeli Broadcasting Authority channels (Channels “1” and “33), the commercial broadcasts channels (channels “2” and “10”), the “Parliament Channel”, the Educational Television channel (channel “23”) and the dedicated channels (channels “9” and “24”) (the “Reduced Programming Package”), without being obliged to purchase any other services. The resolution also called for the appointment of an inter-ministerial committee to determine by no later than March 1, 2006 the maximum price payable by the consumers for the said package, to be based on the cost of access to the infrastructure and the cost of distribution of the said channels, plus reasonable profit to the relevant operator. In accordance with this resolution, an amendment to the Telecommunications Law was submitted to the Knesset’s Finance Committee. The amendment incorporates the resolution within the framework of the Arrangements Bill for the Country’s Economy for the year 2006. According to the said amendment: (1) the Cable Broadcast Licensee (“Licensee”) shall be obliged to offer the Reduced Programming Package to its subscribers, without conditioning the provision of said Reduced Programming Package upon the purchase of any other broadcasts or services; (2) the Minister of Telecommunications, with the consent of the Minister of Finance, and after having consulted with the Council may determine the maximum price that a general Licensee for Cable Television Broadcast may demand for the provision of the Reduced Programming Package, based on the cost of the provision of said Reduced Programming Package plus a reasonable profit for the Licensee; and (3) the Minister may, after having consulted with the Council, instruct such Licensee with respect of the activities which said Licensee will be demanded to undertake for the purpose of providing the Reduced Programming Package. The entry into force of the said amendment, if approved by the Knesset, shall be from January 1, 2007.

On the basis of reports from the Company’s representatives who attended a meeting of the Economics Committee of the Knesset on May 22 2006, the Company understand that the Committee decided to remove the proposed amendment from the Arrangements Bill altogether and submit it at a later date as a separate Bill. The Company is still awaiting receipt of an official protocol of the meeting. The Company do not know at this stage, when or if the Bill will be submitted or whether or to what extent the proposed amendment, if it becomes law, will affect the Company’s business or profitability.

b.	The Company provided a guarantee in the amount of $ 3.1 million to secure the payments of Hot Telecom to one of its suppliers.

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:	–	BUSINESS SEGMENTS

	Three months ended March 31, 2006 (unaudited)
	Internet	Cable TV	Total consolidated
	Reported NIS in thousands

Segment revenues	13,756	125,375	139,131

Segment results	7,145	(16,206)	(9,061)

	Three months ended March 31, 2005 (unaudited)
	Internet	Cable TV	Total consolidated
	Reported NIS in thousands

Segment revenues	15,359	122,105	137,464

Segment results	**) 8,959	**) (13,799)	(4,840)

	Year ended December 31, 2005 (audited)
	Internet	Cable TV	Total consolidated
	Reported NIS in thousands

Segment revenues	59,632	483,336	542,968

Segment results	31,428	*) (65,825)	*) (34,397)

*)	Restated, see Note 2b(4).
**)	Reclassified.